EXHIBIT 99.42

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

Emerald Health Therapeutics, Inc. (the “Company”)
Suite 210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

Item 2.	Date of Material Change

August 28, 2019

Item 3.	News Release

A news release was disseminated on August 28, 2019 through GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

The Company announced it had entered into a binding term sheet with a single Canadian institutional accredited investor (the “Investor”) pursuant to which the Investor agreed, subject to certain customary conditions, to purchase 2,500 secured convertible debenture units (each, a “Convertible Debenture Unit”) of the Company at a price of $10,000 per Convertible Debenture Unit for gross proceeds of $25,000,000.

Item 5.	Full Description of Material Change

See attached Schedule "A".

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Item 9.	Date of Report

September 6, 2019

Emerald Health Therapeutics Announces $25 Million Convertible Debenture Unit Financing

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

VANCOUVER, British Columbia, Aug. 28, 2019 -- Emerald Health Therapeutics, Inc. ("Emerald" or the "Company") (TSXV: EMH; OTCQX: EMHTF) has entered into a binding term sheet with a single Canadian institutional accredited investor {the "Investor") under which the Investor has agreed, subject to certain customary conditions, to purchase 2,500 secured convertible debenture units (each, a "Convertible Debenture Unit") of the Company at a price of $10,000 per Convertible Debenture Unit (the "Issue Price") for gross proceeds of $25,000,000 (the "Offering").

Each Convertible Debenture Unit is comprised of one 5.0% secured convertible debenture of the Company in the principal amount of $10,000 (each, a "Convertible Debenture") and 5,000 common share purchases warrants of the Company (each, a "Warrant").

The Convertible Debentures will have a maturity date of 24 months from their date of issue (the "Maturity Date") and will bear interest (at the option of the Company payable in cash or, pursuant to TSXV rules, in common shares of the Company ("Common Shares")) from their date of issue at 5.0% per annum, accrued and payable semi-annually on June 30th and December 31st of each year. The final terms of the Convertible Debentures will be determined by negotiation between the Company and the Investor and will include certain covenants relating to the business of the Company.

The Convertible Debentures will be convertible, at the option of the holder, into Common Shares at any time prior to the close of business on the last business day immediately preceding the Maturity Date. The Convertible Debentures will have a conversion price of $2.00 per Common Share (the "Conversion Price"), a 14% premium to the closing price of the Common Shares on August 27, 2019 on the TSX Venture Exchange (the "TSXV"). If, at any time prior to the Maturity Date of the Convertible Debentures, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may force the conversion of the principal amount of the then outstanding principal amount owing pursuant to the Convertible Debentures at the Conversion Price provided the Company gives 30 days' notice of such conversion to the holder.

Each Warrant will be exercisable to purchase one Common Share at an exercise price of $2.00 per share for a period of 24 months from the date of issue. If, at any time prior to the expiry date of the Warrants, the volume weighted average trading price of the Common Shares on the TSXV is greater than $3.50 for 10 consecutive trading days, the Company may deliver a notice to the holder of Warrants accelerating the expiry date of the Warrants to the date that is 30 days following the date of such notice.

The Company intends to use the net proceeds of the Offering to repay the outstanding loan to Emerald Health Sciences Inc. and the remainder for working capital.

The Convertible Debentures will be offered by way of a shelf prospectus supplement to be filed in all of the provinces of Canada, except Quebec, pursuant to National Instrument 44-101 - Short Form Prospectus Distributions.

The closing date of the Offering is scheduled to be on or about September 4, 2019, and is subject to certain conditions including but not limited to negotiation of definitive documentation, due diligence, no material adverse change, and the receipt of all necessary approvals, including the approval of the TSXV and applicable securities regulatory authorities.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis products, with strategic initiatives focused on differentiated, value-added product development for medical and adult-use customers supported by novel intellectual property, large-scale cultivation, extraction, and softgel encapsulation, as well as unique marketing and distribution channels. Its 50%- owned Pure Sunfarms operation in British Columbia has reached its full run-rate annual production of approximately 75,000 kg in its first 1.1 million square foot greenhouse Delta 3 operation; a second 1.1 million square foot greenhouse is planned to be in full production by the end of 2020. Emerald's wholly-owned facilities in Quebec, a high-quality indoor growing and processing facility, and British Columbia, an organic greenhouse and outdoor operation, have started production and are working toward final licensing amendments. Emerald has also contracted for approximately 1,200 acres of hemp annually in 2019 to 2022 with the objective of extracting low-cost CBD. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing.

Emerald is part of the Emerald Health group. which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body's endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Investor Relations
(800) 757 3536 Ext. #5

invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include the Company's proposed used of the net proceeds of the Offering including the repayment of the outstanding loan to Emerald Health Sciences Inc., the anticipated receipt of regulatory approvals including the approval of the TSXV, the listing on the TSXV of the Common Shares issuable upon conversion of the Convertible Debentures and exercise of the Warrants, the closing date of the Offering, the production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain the approval of the TSXV for the Offering; failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company's annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.